

Mail Stop: 3561

December 23, 2015

Via E-Mail
Mr. David W. Froesel, Jr.
Chief Financial Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

> **Re: Pharmerica Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Quarter Ended September 30, 2015**
> **Filed November 6, 2015**
> **Response letter dated December 8, 2015**
> **File No. 001-33380**

Dear Mr. Froesel:

We have reviewed your December 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2015 letter.

Form 10-Q for the Quarter Ended September 30, 2015

Financial Statements

Note 5 Commitments and Contingencies, page 13

1.   We note your response to comment 1 from our letter dated November 24, 2015 and understand that the $71.5 million receivable that you have recorded as of September 30, 2015 is comprised of various rebates that you recognized under the terms of the Amended PVA with ABDC prior to the date the agreement was terminated, April 1, 2015. Please tell us how you considered the uncertainty of collection of these receivables in

determining that an allowance was not necessary as of the balance sheet date. Your analysis should address how you assessed both probability of loss and whether the loss was reasonably estimable under ASC 450-20-25. Please refer to ASC paragraphs 310-10-35-7 through 11 and ASC Subtopic 450-20.

2. Your disclosure states that you have included the net receivable in "other assets" as of September 30, 2015. Please clarify whether you have classified the net receivable as a current or non-current other asset. To the extent you have included the receivable as a current asset, please tell us how your classification complies with the definition included in ASC 210-10-20. In this regard, we note that ABDC stopped making payment for the rebates after the first quarter of 2014 and that you believe the litigation with ABDC is likely to continue longer than 12 months.

3. We note your response to comment 2 indicates that the Amended PVA with ABDC contained a "no set-off" provision however you also state that through the normal course of business, ABDC would issue Pharmerica credit memos offsetting amounts ABDC owed to you. Please further clarify the terms of the no set-off provision and how ABDCs use of credit memos to settle balances was consistent with the terms of the provision. In your response, provide details of the frequency at which these offsets occurred and the nature of the underlying transactions that were settled in this manner.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Branch Chief at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining